EXHIBIT 99.1

CONTACT

DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	INVESTOR RELATIONS	MEDIA RELATIONS
	KEDAR UPADHYE kedaru@drreddys.com (Ph: +91-40-66834297)	CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Hyderabad, India – 26 November, 2015	For Immediate dissemination

Update on USFDA warning letter

Dr. Reddy’s Laboratories (BSE: 500124, NSE: DRREDDY, NYSE: RDY)

Further to our Press Release dated November 6, 2015, this is to inform you that the U.S. Food and Drug Administration (“FDA”) warning letter to the Company dated November 5, 2015 has been made available to the public on the FDA’s web site at: http://www.fda.gov/ICECI/EnforcementActions/WarningLetters/2015/ucm473604.htm.

The Company is in the process of preparing a response to FDA’s warning letter. The FDA has granted an extension until December 7, 2015 for the submission of the Company’s response to its warning letter.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. is an integrated pharmaceutical company, committed to accelerating access to affordable and innovative medicines, because it believes Good Health Can’t Wait. Through its three businesses - Pharmaceutical Services & Active Ingredients , Global Generics and Proprietary Products – the company offers a portfolio of products and services that include active pharmaceutical ingredients, (APIs), custom pharmaceutical services, generics, biosimilars and differentiated formulations. With operations in 26 countries across the globe, the major therapeutic areas of Dr. Reddy’s are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.